

Mail Stop 3233

October 31, 2016

Via E-mail
Thomas P. Hunt, Esq.
Executive Vice President, Chief Administrative Officer
and General Counsel
SBA Communications Corporation
8051 Congress Avenue
Boca Raton, Florida 33487

> **Re:** **SBA Communications REIT Corporation**
> **Registration Statement on Form S-4**
> **Filed October 3, 2016**
> **File No. 333-213949**

Dear Mr. Hunt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers About the REIT Conversion, page 3

1. We note your disclosure that you estimate that you had approximately $1.15 billion in NOLs as of December 31, 2015. We further note that you may use these NOLs to offset your REIT taxable income and thus distributions to shareholders may be reduced or eliminated until your NOLs have been fully utilized. Please revise to disclose when you expect these NOLs to be utilized or advise.

Background of the REIT Conversion, page 42

2. We note your disclosure on page 42 that during regularly scheduled meetings of the board of directors in 2015 and 2016, as part of your strategic review of your global tax planning, the feasibility of converting to a REIT was discussed. Please revise to more

specifically describe why management and the board decided to convert to a REIT at this particular time.

3. We note your disclosure on page 44 that the SBA Communications Corporation board of directors determined that the REIT conversion and the related transactions are fair to, and in the best interests of, SBA and its shareholders. Please revise to provide more specific details regarding the basis for the board's determination.

Our Business, page 50

4. We note your disclosure that, as of June 30, 2016, you owned 15,843 towers in the United States and its territories and 9,827 towers in your international markets, including Canada, Central America, and South America. Please revise to breakdown your areas of major geographic concentration.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 68

5. We note that you believe that, over the long-term, leasing revenues will continue to grow as wireless service providers increase their use of your towers and that operating costs for owned towers do not generally increase as a result of adding new customers to the tower. With a view toward disclosure, please tell us how you measure the available capacity of your existing facilities to support additional tenants and generate additional lease revenue.

6. We note your disclosure on page 69 that you have historically experienced low tenant terminations as a percentage of revenue other than in connection with customer consolidation or cessations of service. We further note your disclosure on page 72 regarding increased impairment charges resulting from your analysis that the future cash flows would not recover the carrying value of the investment resulting from increased lease terminations. Please revise to disclose your historical nonrenewal rate. In addition, please provide disclosure regarding your lease expiration schedule, including the gross annual revenue generated by any expiring leases, or advise.

Other Income (Expense), page 74

7. We note your disclosure that you have recorded a gain related to the remeasurement of intercompany loans. Please tell us whether these loans are considered to be of a long-term-investment nature and explain to us how you have applied the guidance in ASC Topic 830-20-35-3.

Exhibits

8. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed on EDGAR as correspondence.

9. Please include a form of proxy card with your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Kara MacCullough, Esq.